To the shareholders of Statoil ASA

NOTICE OF ANNUAL GENERAL MEETING

on 14 May 2014 at 17:00 (CET)

at Stavanger Forum, Gunnar Warebergsgate 13, 4021 Stavanger, Norway

AGENDA

1. Opening of the annual general meeting by the chair of the corporate assembly (no voting)

2. Registration of attending shareholders and proxies (no voting)

3. Election of chair for the meeting
    The board of directors proposes that the general meeting elects the chair of the corporate assembly, Olaug Svarva, as chair of the meeting.

4. Approval of the notice and the agenda

5. Election of two persons to co-sign the minutes together with the chair of the meeting

6. Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2013, including the board of directors' proposal for distribution of dividend
    The board of directors proposes a total dividend of NOK 7.00 per share for 2013. The dividend accrues to the shareholders as of 14 May 2014, with expected dividend payment on 28 May 2014.

    The expected payment date for dividends in USD to US ADR (American Depository Receipts) holders is 4 June 2014.

    The shares will be traded ex-dividend on the Oslo stock exchange from 15 May 2014.
    For US ADR holders, the ex-dividend date will be 15 May 2014.

7. Proposal submitted by a shareholder regarding Statoil's activities in Canada
    A shareholder has proposed that the following resolution be adopted:

    "It is not in the shareholders' long-term interest that Statoil continues to extract tar sands.

    At least two-thirds of the world's current fossil-fuel reserves must remain in the ground if we are to have a 50 percent chance of reaching the internationally accepted goal of keeping global average temperatures below a 2-degree C increase in relation to pre-industrial levels, according to the International Energy Agency. Very high greenhouse gas emissions, great economic uncertainty, local environmental risks, and breaches of local indigenous peoples' constitutional rights all contribute to making the extraction of tar sands an unacceptable strategic endeavour.

    Statoil shall withdraw from tar sands extraction in Canada."

    The board of directors recommends the general meeting to vote against the proposal. The board of directors' comments to the proposal will be available at www.statoil.com/agm before the annual general meeting.

8. Proposal submitted by a shareholder regarding Statoil's activities in the Arctic
    A shareholder has proposed that the following resolution be adopted:

    "Petroleum activity in icy water is not allowed in Norway due to lack of technology and capacity to clean up an oil spill in ice. Because of both economic and environmental risks related to oil drilling in ice, Statoil should not drill close to or in icy waters in the Arctic".

    The board of directors recommends the general meeting to vote against the proposal. The board of directors' comments to the proposal will be available at www.statoil.com/agm before the annual general meeting.

9. **Report on Corporate Governance**
   Pursuant to section 5-6 (4) of the Norwegian Public Limited Liability Companies Act, the annual general meeting shall review and evaluate the board's report on Corporate Governance. The Corporate Governance report is available at www.statoil.com/agm.

   The general meeting shall carry out a consultative vote regarding the Corporate Governance report, and the board proposes that the general meeting endorses the report.

10. **Declaration on stipulation of salary and other remuneration for executive management**
    In accordance with section 6-16a of the Public Limited Liability Companies Act, the board of directors will prepare a statement regarding the settlement of salary and other remuneration for executive management. The statement is available at www.statoil.com/agm and is referred to in note 5 to Statoil ASA's annual report and accounts for 2013 which has been prepared in accordance with accounting principles generally accepted in Norway (NGAAP). In accordance with section 5-6 (3) of the Public Limited Liability Companies Act, the general meeting will consider the statement by an advisory vote.

11. **Approval of remuneration for the company's external auditor for 2013**

12. **Election of members to the corporate assembly**
    The nomination committee nominates the following persons as members of the corporate assembly until the annual general meeting in 2016:
    1. Olaug Svarva (nominated as chair for the corporate assembly's election) (existing member and chair)
    2. Idar Kreutzer (nominated as deputy chair for the corporate assembly's election) (existing member and deputy chair)
    3. Karin Aslaksen (existing member)
    4. Greger Mannsverk (existing member)
    5. Steinar Olsen (existing member)
    6. Ingvald Strømmen (existing member)
    7. Rune Bjerke (existing member)
    8. Siri Kalvig (existing member)
    9. Barbro Hætta (existing member)
    10. Terje Venold (new member)
    11. Tone Lunde Bakker (new member)
    12. Linda Litlekalsøy Aase (new member, former 4. deputy member)

    The nomination committee nominates the following persons as deputy members of the corporate assembly until the annual general meeting in 2016:
    1. deputy member: Arthur Sletteberg (existing deputy member)
    2. deputy member: Bassim Haj (existing deputy member)
    3. deputy member: Nina Kivijervi Jonassen (new deputy member)
    4. deputy member: Birgitte Vartdal (new deputy member)

    For further information about the nominated candidates, please see information from the nomination committee at www.statoil.com/agm.

13. **Determination of remuneration for the corporate assembly**
    The nomination committee proposes the following changes to the remuneration to the corporate assembly:

	From		To	
Chair	NOK	112,200/annually	NOK	116,400/annually
Deputy chair	NOK	59,100/annually	NOK	61,400/annually
Members	NOK	41,500/annually	NOK	43,100/annually
Deputy members	NOK	5,900/meeting	NOK	6,100/meeting

14. **Election of members to the nomination committee**
    The nomination committee nominates the following persons as members of the nomination committee until the annual general meeting in 2016:
    1. Olaug Svarva, chair (existing chair)
    2. Tom Rathke (existing member)
    3. Elisabeth Berge (existing member)
    4. Tone Lunde Bakker (new member)

    As a personal deputy member for Elisabeth Berge, the nomination committee nominates the following member of the nomination committee until the annual general meeting in 2016:
    Johan A. Alstad, Deputy Director General, Ownership Section, Ministry of Petroleum and Energy (existing deputy member)

    For further information about the nominated candidates, please see information from the nomination committee at www.statoil.com/agm.

15. **Determination of remuneration for the nomination committee**
    The nomination committee proposes the following changes to the remuneration to the nomination committee:

	From		To	
Chair	NOK	11,200/meeting	NOK	11,600/meeting
Members	NOK	8,300/meeting	NOK	8,600/meeting

16. **Authorisation to distribute dividend based on approved annual accounts for 2013**
Changes in the Norwegian Public Limited Liability Companies Act, in effect from 1 July 2013, allow for dividend payments, based on the company's latest approved annual accounts, to be decided by the board of directors pursuant to an authorisation from the general meeting. The board of directors of Statoil proposes that the shareholders provide such authorisation to the board of directors. Based on such authorisation, Statoil will implement quarterly dividend payments from first quarter 2014, whereby the board approves 1Q-3Q interim dividends, while the annual general meeting approves the 4Q (and total annual) dividend based on a proposal from the board. Statoil will announce dividend payments in connection with quarterly results. Payment of quarterly dividends is expected to take place approximately four months after the announcement of each quarterly dividend. Hence, in 2014 Statoil will pay the 2013 annual dividend and two quarterly dividends.

The board of directors has decided to update the dividend policy to reflect the quarterly payment frequency, as follows:

"It is Statoil's ambition to grow the annual cash dividend, measured in NOK per share, in line with long term underlying earnings. Statoil announces dividends on a quarterly basis. The board approves 1Q -3Q interim dividends based on an authorisation from the general meeting, while the annual general meeting approves the 4Q (and total annual) dividend based on a proposal from the board. When deciding the interim dividends and recommending the total annual dividend level, the board will take into consideration expected cash flow, capital expenditure plans, financing requirements and appropriate financial flexibility. In addition to cash dividend, Statoil might buy back shares as part of total distribution of capital to the shareholders."

Implementation of the new dividend policy is conditional upon the general meeting authorising the board of directors to decide payment of quarterly dividends. Such authorisation must be renewed at each annual general meeting in order to remain valid.

Proposed resolution:
"The general meeting of Statoil ASA hereby authorises the board of directors to approve the payments of dividends based on the company's approved annual accounts for 2013.

The board of directors shall, when using the authorisation, make its decisions in accordance with the company's approved dividend policy. The board of directors shall before each decision to approve the payment of dividends consider if the company, after the payment of dividends, will have sufficient equity and liquidity.

The authorisation is provided pursuant to the Norwegian Public Limited Liability Companies Act section 8-2 (2) and is valid until the next annual general meeting."

17. **Authorisation to acquire Statoil ASA shares in the market in order to continue operation of the share saving plan for employees**
Since 2004, the company has offered a share saving plan for employees in the group. The purpose of this scheme is to augment good business culture and encourage loyalty through employees becoming part-owners of the company. In Norway, more than 80% of the employees participate in the share saving plan. At the annual general meeting in 2013 it was decided to authorise the board to acquire shares in the market for this purpose. This authorisation expires on the date of the annual general meeting 2014. It is proposed that the general meeting gives the board a new authorisation to acquire shares in the market, in order to continue the company's share saving plan.

Proposed resolution:
"The board of directors is authorised on behalf of the company to acquire Statoil shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 27,500,000. Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Statoil group as part of the group's share saving plan, as approved by the board of directors. The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.

The authorisation is valid until the next annual general meeting, but not beyond 30 June 2015.

This authorisation replaces the previous authorisation to acquire own shares for implementation of the share saving plan for employees granted by the annual general meeting on 14 May 2013."

18. **Authorisation to acquire Statoil ASA shares in the market for subsequent annulment**
The board of directors requests the annual general meeting for authorisation to repurchase up to 75,000,000 own shares in the market (approximate 2.4 per cent of the company's share capital) in accordance with the Public Limited Liability Companies Act section 9-4. Such authorisation is common in many listed companies. The repurchase of own shares benefits shareholders by the remaining shares representing an increased ownership interest in the company.

The reason for the request for such an authorisation is to enable Statoil's board of directors to utilise this mechanism permitted by the Public Limited Liability Companies Act with respect to the distribution of capital to the company's shareholders. The repurchase of own shares will also be an important means of continuously adjusting the company's capital structure in order to make it more expedient.

It is a precondition that the repurchased shares are subsequently annulled through a resolution by a new general meeting to reduce the company's share capital. It is also a precondition for the repurchase and the annulment of own shares that the state's ownership interest in Statoil ASA is not changed. In order to achieve this, a proposal for the redemption of a proportion of the state's shares, so that the state's ownership interest in the company remains unchanged, will also be put forward at the general meeting which is to decide the annulment of the repurchased shares. The state currently has an ownership interest of 67 per cent, and the total repurchase/ redemption and annulment could thus involve up to 227,272,727 shares (approximately 7.1 per cent of the company's share capital).

It is a precondition for the board of directors' request for authorisation to repurchase own shares that Statoil and the state represented by the Ministry of Petroleum and Energy, have entered into an agreement whereby the Ministry undertakes to vote in favour of authorisation of the acquisition of own shares, their subsequent annulment and the redemption of a corresponding number of the state's shares. On redemption of the shares, Statoil ASA will pay a price to the state for each share corresponding to a volume-weighted average of the price paid by Statoil ASA for shares purchased in the market plus interest compensation calculated from the date of the individual repurchases until payment is effected.

Proposed resolution:
"The board of directors of Statoil ASA is hereby authorised to acquire in the market on behalf of the company, Statoil ASA shares with a face value of up to NOK 187,500,000. The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 500, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction on the company's share capital, pursuant to the Public Limited Liability Companies Act section 12-1.

The authorisation is valid until the next annual general meeting, but not beyond 30 June 2015."

Registration
Shareholders wishing to attend, either in person or by proxy, should register by 12 May 2014 at 12:00 (CET). Registration may be sent electronically through the company's website www.statoil.com/agm or through VPS Investor Services. It may also be sent by e-mail: genf.statoil@dnb.no or by post to DNB Bank ASA, Registrar's Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway. The registration form has been distributed to the shareholders.

A shareholder, not present himself/herself at the general meeting, may prior to the general meeting cast a vote on each agenda item via the company's website www.statoil.com/agm or via VPS Investor Services (PIN-code and reference number from the notice of attendance is required).

Shareholders wishing to vote at the annual general meeting by proxy may send their proxy form electronically via VPS Investor Services, or to DNB Bank ASA, Registrar's Department, by the above-mentioned deadline. A proxy form, with instructions for use, has been distributed to the shareholders. Identity papers of both the proxy and the shareholder, and a certificate of registration if the shareholder is a corporate body, must be enclosed with the proxy form.

If shares are registered by a nominee in the VPS register, cf. section 4-10 of the Norwegian Public Limited Liability Companies Act, and the beneficial shareholder wishes to vote for his/her shares, then the beneficial shareholder must re-register the shares in a separate VPS account in his/her own name prior to the general meeting. If the holder can prove that such steps have been taken and that the holder has a de facto shareholder interest in the company, the holder may, in the company's opinion, vote for the shares. Decisions regarding voting rights for shareholders and proxy holders are made by the person opening the meeting, whose decisions may be reversed by the general meeting by simple majority vote.

Statoil ASA is a Norwegian public limited liability company governed by Norwegian law, including the Public Limited Liability Companies Act and the Securities Trading Act. As of the date of this notice, the company has issued 3,188,647,103 shares, each of which represents one vote. The shares also confer equal rights in all other respects. As of the date of this notice, the company has 7,566,633 own shares which will not be voted for.

A shareholder has the right to have items included in the agenda of the general meeting, provided that each such item is forwarded in writing to the board of directors, together with a draft resolution or a justification as to why the item should be included in the agenda, 28 days prior to the general meeting at the latest.

A shareholder may bring advisors to the general meeting and let one advisor speak on his/her behalf.

A shareholder has the right to table draft resolutions for items included in the agenda and to require that members of the board of directors and the CEO in the general meeting provide available information about matters which may affect the assessment of (i) the approval of the annual accounts and the annual report, (ii) items that are presented to the shareholders for decision, and (iii) the company's financial situation, including information about activities in other companies in which the company participates, and other matters to be discussed at the general meeting, unless the requested information cannot be disclosed without causing disproportionate harm to the company.

Notice of the annual general meeting and other case documents, including the annual report and accounts, and auditor's report for 2013, are available on www.statoil.com/agm. Shareholders can request written distribution of the material from www.statoil.com/agm.

Notice of attendance and power of attorney for the annual general meeting have been distributed to the shareholders together with the notice of the meeting.

Stavanger, 13 March 2014

The board of directors of Statoil ASA

To the shareholders of Statoil ASA

31 March 2014

ADDENDUM TO NOTICE OF ANNUAL GENERAL MEETING

IN STATOIL ASA ON 14 MAY 2014

19. Proposal submitted by a shareholder regarding Statoil's activities

A shareholder has proposed that the following resolution be adopted:

"The Annual Report for 2013 reveals that the emissions from Statoil's operations are expected to increase as a result of production growth and field development in the Norwegian off shore sector.

It is contrary to the long term interests of the shareholders to work against the goals of the Norwegian Environmental Policy, and international obligations, to reduce climate gas emissions, and increase the production and use of sustainable energy. Neither is it ethically defensible for Statoil to prolong production and field development in de facto dictatorships with widespread corruption.

Statoil should terminate its engagements in Angola and Azerbaijan, and reinvest the released capital in increased research, development and production of sustainable energy both nationally and globally."

The board of directors' comments to the proposal will be available at www.statoil.com/agm before the annual general meeting.

The case will be dealt with and voted on as case number 19 at the general meeting. A shareholder, not present himself/herself at the general meeting, may prior to the general meeting cast a vote on each agenda item via the company's website www.statoil.com/agm or via VPS Investor Services (PIN-code and reference number from the notice of attendance is required).

Case number 19 is not included in the proxy form with instructions attached to the notice. If the proxy form is used the proxy holder will determine how to vote under case number 19. Shareholders that use the proxy form, and at the same time has voting instructions in case number 19, must contact DNB Bank ASA, Registrar's Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway.